UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 29, 2007

GRAVITY Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

14F Meritz Tower, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul, 135-934, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Gravity EU Enters into Memorandum of Understanding with Atari France regarding
Package Production and Marketing of Ragnarok OnlineTM

Seoul, Korea, May 29, 2007—Gravity Co., Ltd. (NASDAQ: GRVY, the “Company”), an
online game developer and publisher, announced that Gravity EU SASU, its wholly-owned Europe based subsidiary, has entered into a Memorandum of
Understanding (“MOU”) with Atari France S.A.S. (“Atari France”), a subsidiary of Infogrames Entertainment S.A., one of the major game publishers in Europe regarding co-promotion of Ragnarok OnlineTM, the Company’s flagship product, in France and Belgium.

Under the MOU, Atari France will be responsible for distribution, sales and package production of Ragnarok Online. In addition, Atari France is planning to commit human resources towards marketing and sales of Ragnarok Online and implement on and off-line co-sales promotions with Gravity EU for three years in the event the two parties enter into a definitive agreement.

About GRAVITY Co., Ltd.
Based in Korea, Gravity is a developer and distributor of online games.
Gravity's principal product, Ragnarok OnlineTM, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 48 countries. For more information, please visit
http://www.gravity.co.kr.

About Infogrames Entertainment S.A. and Atari Group
Infogrames Entertainment S.A. (IESA), the parent company of the Atari Group, is listed on the Paris Euronext stock exchange (ISIN code: FR-0000052573) and has two principal subsidiaries: Atari Europe, a privately-held company, and
Atari, Inc., a United States corporation listed on NASDAQ (ATAR). The Atari
Group is a major international producer, publisher and distributor of interactive entertainment software for all market segments and in all existing game formats (Microsoft, Nintendo and Sony) and on CD-ROM for PC. Its games are sold in more than 60 countries. The Atari Group’s extensive catalogue of popular games is based on original franchises (including Alone in the Dark,
V-Rally, Test Drive and Roller Coaster Tycoon) and international licenses
(including Matrix, Dragon Ball Z and Dungeons & Dragons). For more information, please visit http://www.atari.com.

Forward-Looking Statements:
Certain statements in this press release may include, in addition to historical information, "forward-looking statements" within the meaning of the
"safe-harbor" provisions of the U.S. Private Securities Litigation Reform Act
of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend,"
"estimate," "anticipate," "believe" "project," or "continue" or the negative thereof or other similar words, although not all forward-looking statements will contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange
Commission (the "SEC"), including our registration statement on Form F-1, as amended, and our 2005 annual report on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:
Jonathan J. Lee
Chief Financial Officer / Investor Relations Officer
Gravity Co., Ltd.
E-mail:  jlee@gravity.co.kr
Phone:  + 822-2019-6021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.

Date: 5/29/2007	By:	Jonathan J. Lee
	Name:	Jonathan J. Lee
	Title:	Chief Financial Officer and Investor Relations Officer